SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (the "Agreement") is made as of the 4th day of April, 2007 by and among pSivida Limited (ACN 009 232 026), an Australian public limited liability company (the "Company"), and the investors set forth on the signature pages affixed hereto (each, an "Investor," and, collectively, the "Investors").

Recitals

A. The Company and the Investors are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the provisions of Regulation D ("Regulation D") and Regulation S ("Regulation S"), both as promulgated by the U.S. Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act");

B. the Investors wish to purchase from the Company, and the Company wishes to sell and issue to the Investors, severally and not jointly, upon the terms and conditions stated in this Agreement, (a) ordinary shares in the capital of the Company (the "Shares"), at the purchase price per Share equal to Volume Weighted Average Price of the Shares for the five ASX trading day period (excluding any trading day during which trading in Shares on ASX is halted or suspended) ending on the ASX trading day immediately before the Closing Date (the "Purchase Price"), in an aggregate number to be determined in accordance with the terms of the Agreement (the "Investors' Shares"), and (b) options to purchase Shares at a per Share exercise price equal to the Purchase Price, expiring on the fourth anniversary of the Closing Date, at the rate of one (1) such option per two Investors' Shares (the "Options," and the Investors' Shares and the Options, together, the "Securities"); and

C. while the purchase price of the Investors' Shares is denominated in Australian Dollars, the sale and purchase of the Securities is intended to be conducted in United States Dollars.

In consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto (the "Parties") agree as follows:

1. Definitions. In addition to those terms defined above and elsewhere in this Agreement, for the purposes of this Agreement, the following terms shall have the meanings set forth below:

"Affiliate" means, with respect to any person, any other person which, directly or indirectly, through one or more intermediaries Controls, is controlled by, or is under common control with, such person.

"American Depositary Receipts" means the American Depositary Receipts issued in respect of the American Depositary Shares of the Company.

"American Depositary Shares" means the American Depositary Shares issued pursuant to that certain Deposit Agreement, dated January 24, 2005, by and among the Company, Citibank, N.A. and the holders of American Depositary Shares of the Company (the "Deposit Agreement"), each of which American Depositary Shares represents ten (10) of the Shares of the Company; and the Deposit Agreement being the only deposit agreement in respect of the Company's American depositary shares, to which the Company is a party.

"ASX" means ASX Limited and the market operated by it, the Australian Securities Exchange, as applicable.

"Business Day" means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

"Cleansing Statement" means a cleansing statement meeting the requirements of Section 708A(6) of the Corporations Act.

"Closing" means the closing of the purchase and sale of the Securities pursuant to the terms of this Agreement.

"Closing Date" means the date on which all conditions precedent to (a) the Investors' obligations to pay the Purchase Price Amounts, and (b) the Company's obligations to issue the Securities, have been satisfied or waived.

"Common Stock Equivalents" means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Shares, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Shares.

"Confidential Information" means trade secrets, confidential information and know-how (including but not limited to ideas, formulae, compositions, processes, procedures and techniques, research and development information, computer program code, performance specifications, support documentation, drawings, specifications, designs, business and marketing plans, and customer and supplier lists and related information).

"Control" (including the terms "controlling", "controlled by" or "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

"Corporations Act" means the Australian Corporations Act 2001 (Cth).

"Effective Date" means the date on which the Registration Statement is declared effective by the SEC.

"Escrow Account" means the account opened by the Escrow Agent for the purpose of holding the Purchase Price Amounts pending the Closing.

"Escrow Agent" means Signature Bank.

"Filing Date" means the date on which the Registration Statement is filed with the SEC.

"Governmental Authority" means any United States or Australian federal, state or local, or any non-United States and non-Australian governmental, regulatory or administrative authority, agency or commission, or any court, tribunal or judicial or arbitral body of any of the foregoing.

"Governmental Authorization" shall mean any consent, license, permit or registration issued or granted by any Governmental Authority or pursuant to any law; provided that any consent that may be required by a Governmental Authority as a party to an agreement acting in such Governmental Authority's proprietary capacity rather than its regulatory capacity shall be deemed not to be a Governmental Authorization.

"Intellectual Property" means all of the following: (a) patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice); (b) trademarks, service marks, trade dress, trade names, corporate names, logos, slogans and Internet domain names, together with all goodwill associated with each of the foregoing; (c) copyrights and copyrightable works; (d) registrations, applications and renewals for any of the foregoing; and (e) proprietary computer software (including but not limited to data, data bases and documentation).

"Lien" means a lien, charge, security interest, encumbrance, right of first refusal, or pre-emptive right.

"Listing Rules" means the listing rules of the ASX.

"Material Adverse Effect" means a material adverse effect on (a) the assets, liabilities, results of operations, condition (financial or otherwise), business, or prospects of the Company and its Subsidiaries taken as a whole, or (b) the ability of the Company to perform its obligations under the Agreement.

"Option Shares" means the Shares issuable or issued on the exercise of the Options.

"Registrable Securities" shall mean (a) the Investors' Shares held by the Remaining Investors, (b) the Option Shares for which Options held by the Remaining Investors are exercisable or have been exercised, and (c) all other securities issued or issuable with respect to or in exchange for Registrable Securities, in each case, as of the Filing Date.

"Subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body; or, if there are no such voting interests, 50% or more of the equity interests of which are owned directly or indirectly by such first person.

"Treasurer's Advice" means written advice from the Australian Treasurer under the FATA to the effect that the Commonwealth Government has no objection to the acquisition of the Securities under this Agreement.

"Volume Weighted Average Price" means the volume-weighted average price of all Shares traded on ASX, excluding special crossings, crossings prior to the commencement of open session state and crossings during overnight trading (as defined in the ASX Market Rules), as published by the ASX or, if not published by the ASX, by a recognized third party data vendor.

"1934 Act" means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

2. Purchase and Sale of the Investors' Shares and the Options. On the terms and subject to the conditions of this Agreement, on the Closing Date, (a) the Investors shall severally, and not jointly, purchase, and the Company shall sell and issue to each of the Investors, free and clear of any Liens, the Investors' Shares and the Options, in the respective numbers determined as set forth in Section 5.4 below, in exchange for the payment of the Purchase Price Amount by each Investor, as specified in Section 3 below, and (b) the Company shall lodge a Cleansing Statement with the ASX.

3. Closing.

3.1 Funding Escrow Account. Each Investor shall have delivered to the Escrow Account its respective Purchase Price Amount, immediately on the execution of this Agreement, to be held, released and otherwise dealt with by the parties to the Escrow Agreement on the terms of the Escrow Agreement, to the extent not inconsistent with the terms of this Agreement.

3.2 Actions at Closing. Upon satisfaction of the conditions set forth in Section 5, or their express waiver by (a) the Company and a Closing Investor, in the case of the conditions set forth in Section 5.1, (b) a Closing Investor, in the case of the conditions set forth in Section 5.2, and (c) the Company, in the case of the conditions set forth in Section 5.3; the Closing Investor will require HPC Capital Management Corp. ("HPC") to cause the Escrow Agent (pursuant to the Escrow Deposit Agreement by and among HPC, the Escrow Agent and the Company, dated March 19, 2007 (the "Escrow Agreement")), and hereby consents to such instruction, by way of a joint notice with the Company, to wire transfer, within one Business Day of receipt of such instructions, in same day funds, to the account of the Company that shall have been specified in writing by the Company, that Closing Investor's (and only that Closing Investor's and not any other Closing Investors') Purchase Price Amount. The Closing shall take place at the offices of Moses & Singer LLP, 405 Lexington Ave., New York, NY, 10174, USA, or at such other location as the Company and the Closing Investors may mutually agree.

4. Closing Deliveries.

4.1 The Company's Closing Deliveries. Without limiting the generality of any of the conditions to Closing contained in Section 5 hereof, at the Closing, the Company will deliver or cause to be delivered to each of the Closing Investors the following:

(a) a copy of the Cleansing Statement to be lodged with ASX on the Closing Date, in a form, and containing the information that is, sufficient to permit subsequent re-sale on the ASX of all of the Closing Investors' Investors' Shares;

(b) ***[Deleted].***

(c) a holding statement and an option certificate from the Company's Share and option registrar confirming that the name of the Closing Investor set forth on a signature page attached hereto has been entered onto the Company's Share register and option register, and the Share and Option holding numbers of the Closing Investor, determined in accordance with Section 5.4, have been entered onto the Company's Share register and option register;

(d) ***<u>[Deleted]</u>***.

(e) a certificate, executed on behalf of the Company by its Managing Director, Chairman or Chief Financial Officer, dated as of the Closing Date, certifying that (i) no stop order or suspension of trading shall have been imposed by the SEC, the Australian Securities and Investments Commission ("ASIC"), the ASX, NASDAQ, or any other Governmental Authority or regulatory body with respect to public trading in the Shares or the American Depositary Receipts (except for any suspension of trading of limited duration agreed to by the Company, which suspension shall be terminated prior to the Closing), (ii) the Company has performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and (iii) since the date of the execution of this Agreement (the "Execution Date"), there has not occurred a Material Adverse Effect;

(f) a certificate, executed on behalf of the Company by its Secretary, dated as of the Closing Date, certifying the resolutions adopted by the Board of Directors of the Company and the shareholders of the Company approving the transactions contemplated hereby (the "Contemplated Transactions"), including, without limitation, the issuance of the Securities, certifying the current versions of the Constitution of the Company and certifying as to the signatures and authority of persons signing the Agreement and related documents on behalf of the Company;

(g) an opinion from Blake Dawson Waldron, the Company's Australian counsel, in the form attached hereto as Exhibit A, dated as of the Closing Date;

(h) an opinion from Ropes & Gray LLP, the Company's United States counsel, in the form attached hereto as Exhibit B, dated as of the Closing Date; and

(i) such other certificates, documents and instruments as the Investors may reasonably request in order to effect the Contemplated Transactions.

4.2 <u>The Investors' Closing Deliveries</u>. Without limiting the generality of any of the conditions to Closing contained in Section 5 hereof, at the Closing, each Closing Investor will deliver to the Company:

(a) its Purchase Price Amount, being the United States Dollar amount set forth against its name on the signature page hereto (such amount to be delivered out of escrow as described in Section 3.2);

(b) the Investor's Notice;

(c) the Evidence of Funding; and

(d) the Foreign Exchange Rate Notice.

5. Conditions to Closing.

5.1 Conditions to Obligations of Each Party. The respective obligations of each Party to effect the Contemplated Transactions shall be subject to the fulfillment on or before the Closing of the following conditions:

(a) ***[Deleted]*;**

(b) no proceeding shall have been commenced by any Governmental Authority against any Party seeking to restrain the Contemplated Transactions, and there shall not be in effect any law or governmental order directing that the Contemplated Transactions not be consummated or which has the effect of rendering it unlawful to consummate the Contemplated Transactions;

(c) the Company has procured approval, by the requisite majority of the shareholders of the Company, of the issue and allotment of the Investors' Shares, the Options and the Option Shares at a general meeting of the shareholders of the Company, all necessary approvals under Listing Rule 7.1 and otherwise in accordance with the Corporations Act, the Listing Rules and the NASDAQ Rules (the "Company Shareholder Approval"); and

(d) any and all consents, permits, approvals, registrations and waivers necessary or appropriate for consummation of the purchase and sale and issue of the Securities and the consummation of the other Contemplated Transactions (except for the approvals referred to in Section 7.14(b), but only to the extent to which such approvals shall have been required in respect of the acquisition of any of the Option Shares), shall have been issued and received, and all of such shall be in full force and effect.

5.2 Additional Conditions to Obligations of the Investors. In addition to the closing conditions referred to in Section 5.1, the obligations of the Investors to effect the Contemplated Transactions shall be subject to the fulfillment on or before the Closing of each of the following conditions:

(a) the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects as of the dates as of which they are made;

(b) the Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date;

(c) there shall not have occurred a Material Adverse Effect between the Execution Date and the Closing Date;

(d) the Investors shall have received all the closing deliveries referred to in (i) Sections 4.1 (a) and (c); and (ii) Sections 4.1 (e) – (i);

(e) (i) no stop order or suspension of trading has been imposed by the SEC, ASIC, the ASX, NASDAQ, or any other Governmental Authority or regulatory body with respect to public trading in the Shares or the American Depositary Receipts (except for any suspension of trading of limited duration agreed to by the Company, which suspension shall be terminated prior to the Closing) on the ASX or NASDAQ, and (ii) at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, minimum prices shall not have been established on securities whose trades are reported by such service, or on the ASX or NASDAQ, a banking moratorium has not been declared by the Australian, the United States or the New York State authorities, there have not occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, the United States or the Australian financial market which, in each case, in the reasonable judgment of the Investor claiming the benefit of this clause, makes it impracticable or inadvisable to purchase the Securities at the Closing;

(f) the Company shall have issued the Investors' Shares to, and shall have recorded the grant of the Options to, the Closing Investors (specifically, the Closing Investors shall have received holding statements and option certificates from the Company's Share and option registrar confirming that the names and the security holding amounts of the Closing Investors set forth opposite the Closing Investors' names on the signature pages attached hereto have been entered onto the Company's Share register and option register); provided that the Company shall not be required to do so until the conditions to closing set forth in Section 5.3 have been satisfied; and

(g) the Company shall have issued a Cleansing Statement, in a form, and containing the information that is sufficient to permit subsequent re-sale on the ASX of all of the Closing Investors' Investors' Shares; provided that the Company shall not be required to do so until the conditions to closing set forth in Section 5.3 have been satisfied.

5.3 Additional Conditions to Obligations of the Company. In addition to the closing conditions referred to in Section 5.1, the obligations of the Company to effect the Contemplated Transactions shall be subject to the fulfillment on or before the Closing of each of the following conditions:

(a) the representations and warranties of the Investors contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date (except

(i) for changes contemplated by this Agreement and (ii) those representations and warranties which address matters only as of a particular date);

(b) the Investors shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Investors on or prior to the Closing Date;

(c) the Investors shall have delivered to the Escrow Account their respective Purchase Price Amounts, to be held, released and otherwise dealt with by the parties to the Escrow Agreement on the terms of the Escrow Agreement, to the extent not inconsistent with the terms of this Agreement, and shall have provided evidence of the same to the Company (the "Evidence of Funding," each such Investor, a "Closing Investor" and, together, the "Closing Investors");

(d) each Investor shall have delivered to the Company unqualified written notice to the effect that it believes that the conditions to closing referred to in Sections 5.1 and 5.2 (a), (b), (c), (d)(ii) and (e) have been satisfied (the "Investor's Notice"); and

(e) each Investor shall have delivered to the Company the Foreign Exchange Rate Notice.

5.4 Foreign Exchange Rate Notice; Determination of the Investors' Share and Option Numbers. Once the conditions to closing set forth in Sections 5.1, 5.2 (a), (b), (c), (d)(ii) and (e), and 5.3(a) – (d) have been satisfied (the "Pre-Closing Event"), the Investors will cause HPC to give the Company notice as to the Noon Buying Rate in United States Dollars for Australian Dollars as determined by the Federal Reserve Bank of New York (expressed in the format "[ ] United States Dollars to 1 Australian Dollar"), as displayed on the Federal Reserve Bank of New York's website, which is located at http://www.ny.frb.org/markets/fxrates/noon.cfm, as of the date hereof) for the date of the Pre-Closing Event, or if such day is not a Business Day, the Business Day immediately preceding the date of the Pre-Closing Event (such rate, the "Foreign Exchange Rate," and such notice, the "Foreign Exchange Rate Notice"). The Investors will cause HPC to include evidence of the Foreign Exchange Rate with the Foreign Exchange Rate Notice. As soon as practicable after receipt of the Foreign Exchange Rate Notice, but, in any event, no later than by the close of the trading day (as defined in the Listing Rules) on which the Foreign Exchange Rate Notice is delivered to the Company, or, if such day is not a trading day (as defined in the Listing Rules), the trading day (as defined in the Listing Rules) which immediately follows the date of the delivery of the Foreign Exchange Rate Notice to the Company, the Company will cause its Share and option registrar to (a) enter the names of the Closing Investors as set forth on the signature pages attached hereto onto the Company's Share register and option register, (b) enter, opposite the Closing Investors' names on the Company's Share register, the Share holding numbers of the Closing Investors (each, the "Share Number"), determined, as to each Closing Investor, by (i) dividing that Closing Investor's Purchase Price Amount by the Foreign Exchange Rate (the "Australian Dollar Equivalent") and (ii) dividing the Australian Dollar Equivalent by the Purchase Price, (c) enter, opposite the Closing Investors' names on the Company's option register, the Option holding numbers of the Closing Investors, determined as to each Closing Investor, by multiplying that Closing Investor's Share Number by 0.5, and (d) issue holding statements and option certificates confirming the foregoing.

6. Representations and Warranties of the Company. The Company hereby represents and warrants to each Investor, on and as of the Execution Date and as at the Closing (except as qualified by reference to the representation or the warranty being given as of a particular date only), that, except as set forth in the schedules delivered herewith (collectively, the "Disclosure Schedules"):

6.1 Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries, as defined herein, is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as now conducted and to own its properties (each, the "Corporate Power"). Each of the Company and its Subsidiaries is duly qualified and authorized to do business as a foreign corporation and is in good standing in each jurisdiction in which the conduct of its business or its ownership of property makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on the Company's or such Subsidiary's business. No proceeding has been instituted in any jurisdiction seeking to revoke, limit or curtail any Corporate Power or the authority or qualification referred to in the preceding sentence of this paragraph. Neither the Company nor any Subsidiary is in violation or default of any of the provisions of their respective constitution, certificate or articles of incorporation, bylaws or other organizational or charter documents.

6.2 ***[Deleted]***.

6.3 Authorization. The Company has full power and authority to, has taken all action necessary to, and has caused its officers, directors and security holders to, take all action necessary to (a) enter into, authorize, execute and deliver the Agreement, (b) enter into, and authorize the performance of, all obligations of the Company under the Agreement, and (c) issue the Options and the Shares, including, without limitation, the Investors' Shares, and no further action is required by the Company, its board of directors, or its security holders, in connection with the Agreement. The Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors' rights generally.

6.4 Capitalization. Schedule 6.4 sets forth (a) the number of the Shares and other equity interests in the Company; (b) the number of Shares and other equity interests in the Company, issuable pursuant to the Company's share plans and like plans; and (c) the number of Shares and other equity interests in the Company, issuable pursuant to securities (other than the Investors' Shares and the Options) exercisable for, or convertible into, or exchangeable for, any Shares or other equity interests in the Company. All of the issued Shares (a) have been duly validly issued, (b) are fully paid, non-assessable and free of pre-emptive rights, (c) were issued in full compliance with applicable securities law and any rights of third parties, and (d) are free and clear of any Liens. Except as described on Schedule 6.4, no person is entitled, or, to the best of the Company's knowledge, purports to be entitled, to any right of first refusal, pre-emptive right, right of participation, or any similar right, (a) to participate in the Contemplated Transactions or (b) otherwise with respect to any securities of the Company. Except as described on Schedule 6.4, there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which the Company or any Subsidiary is, or may be,

obligated to issue any equity securities of any kind. Except as described on Schedule 6.4, there are no voting, buy-sell, outstanding or authorized stock appreciation, right of first purchase, phantom stock, profit participation or equity-based compensation agreements, options or arrangements, or like rights relating to the securities of the Company or agreements of any kind among the Company and any of its security holders. Except as described on Schedule 6.4, no person has the right to require the Company to register any securities of the Company under the Securities Act, whether on a demand basis or in connection with the registration of securities of the Company for its own account or for the account of any other person. Except as described in Schedule 6.4, the issuance and sale of the Investors' Shares, the Options, or the Option Shares will not obligate the Company to issue Shares or other securities to any other person (other than the Investors) and will not result in the adjustment of the exercise, conversion, exchange, or reset price of any outstanding security. Except as described in Schedule 6.4, the Company does not have outstanding shareholder purchase rights or "poison pill" or any similar arrangement in effect giving any person the right to purchase any equity interest in the Company upon the occurrence of certain events.

6.5 Valid Issuance. When issued and paid for pursuant to this Agreement, the Securities and the Option Shares will be validly issued, fully paid and non-assessable, and will be free and clear of all Liens and restrictions, except for restrictions on transfer set forth in the Agreement or imposed by applicable laws.

6.6 Consents. The execution, delivery and performance by the Company of the Agreement, and the offer, issuance and sale of the Investors' Shares, the Options and (except as expressly stipulated herein as required in the future under the circumstances under which they are expressly stipulated under the Agreement to be required) the Option Shares, require no waivers of the Listing Rules by the ASX, or any consent of, action by or in respect of, or filing with, any person, governmental body, agency, or official, other than (a) lodgment of a Cleansing Statement with the ASX, (b) disclosure of the entry into the Agreement and, separately, the Closing, to the ASX, (c) application to the ASX for the listing of the Investors' Shares and the Option Shares for trading thereon in the time and manner required hereunder, and (d) post-sale filings pursuant to applicable state and federal securities laws, which the Company undertakes to file within the applicable time periods. The Company has taken all action necessary to exempt (a) the issuance and sale of the Investors' Shares and the Options, (b) the issuance of the Option Shares upon due exercise of the Options, and (c) the other Contemplated Transactions, including without limitation, the issuance of the Investors' Shares, the grant of the Options, the ownership, disposition and voting of the Investors' Shares and the Option Shares by the Investors, and the exercise of any right granted to the Investors pursuant to the Agreement, from the provisions of (i) any shareholder rights or like plan or other "poison pill" arrangement, (ii) except as set forth in Section 7.14, any anti-takeover, business combination or control share law or statute binding on the Company or to which the Company or any of its assets and properties may be subject, and (iii) any provision of the Company's constitution that is or could reasonably be expected to prohibit the Contemplated Transactions.

6.7 Reporting; Business.

(a) The Company has filed the "Regulator Reports," being all the reports, schedules, forms, statements, notices and other documents required to be filed by the Company

under applicable law, regulations, and trading market rules and regulations, including, without limitation, the Corporations Act, the Securities Act, the 1934 Act, the NASDAQ Rules and the Listing Rules, for the two years preceding the date hereof (or such shorter period during which the Company was required by law, regulations, and trading market rules and regulations to file such material) on a timely basis, or has received a valid extension of such time of filing and has filed all such Regulator Reports prior to the expiration of any such extension. As of their respective dates, the Regulator Reports complied in all material respects with the requirements of applicable law, and none of the Regulator Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except as specifically set forth in a subsequent Regulator Report, the financial statements of the Company included in the Regulator Reports comply in all material respects with applicable accounting requirements and the laws, rules and regulations with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with the bodies of accounting principles stated therein applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto.

(b) Except as described on Schedule 6.7, each registration statement and any amendment thereto filed by the Company pursuant to the Securities Act and the rules and regulations thereunder, as of the date such statement or amendment became effective, complied as to form in all material respects with the Securities Act and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading; and each prospectus filed under the Securities Act, as of its issue date and as of the closing of any sale of securities pursuant thereto did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

6.8 Use of Proceeds. The net proceeds of the sale of the Investors' Shares and the Options hereunder shall be used by the Company for general corporate purposes, including for the satisfaction of all or a portion of the Company's outstanding indebtedness, to redeem any securities or to settle any outstanding litigation.

6.9 No Material Adverse Effect. Schedule 6.9 sets out the Company's financial statements as of and for the six month period ended December 31, 2006 (the "Interim Financial Statements"). The Interim Financial Statements comply in all material respects with applicable accounting requirements and the laws, rules and regulations with respect thereto as in effect at the date thereof and have been prepared in accordance with the bodies of accounting principles stated therein applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements. Since December 31, 2006, except as identified and described in the Regulator Reports or as described in Schedule 6.9, there has not been an event or condition that has had a Material Adverse Effect.

6.10 No Conflict, Breach, Violation or Default. Except as described on Schedule 6.10, the execution and delivery of, and the performance of the terms of, the Agreement by the Company, and the issuance and sale of the Securities and the Option Shares will not (a) result in

the creation of any Lien in respect of any property of the Company or any of its Subsidiaries, or (b) violate, conflict with, result in a breach of any provision of, require any notice or consent under, constitute a default under, result in the termination of, or in a right of termination or cancellation of, accelerate the performance required by, result in the triggering of any payment or other material obligations pursuant to, any of the terms, conditions or provisions of (u) the Company's constitution, as in effect on the date hereof, or (x) except as qualified in Section 7.14(b), but solely in respect of issuance of Option Shares solely under the circumstances described therein, any statute, rule, regulation or order of any Governmental Authority or body or any court, domestic or foreign, having jurisdiction over the Company, any Subsidiary or any of their respective assets or properties, or (y) any material agreement or instrument to which the Company or any Subsidiary is a party or by which the Company or a Subsidiary is bound or to which any of their respective assets or properties is subject (or render any such agreement or instrument voidable or without further effect), or (z) the NASDAQ Rules or the Listing Rules; except that the representations set forth in clauses (x) and (z) hereof assume that all the Investors are eligible under applicable law to exercise Options and acquire and hold Option Shares.

6.11 Tax Matters. The Company and each Subsidiary have each timely prepared and filed all tax returns required to have been filed by the Company or such Subsidiary with all appropriate Governmental Authorities and timely paid all taxes shown thereon or otherwise owed by it. The charges, accruals and reserves on the books of the Company in respect of taxes for all fiscal periods are adequate in all material respects, and there are no material unpaid assessments against the Company or any Subsidiary nor, to the Company's knowledge, any basis for the assessment of any additional taxes, penalties or interest for any fiscal period or audits by any taxing authority, except for any assessment which is not material to the Company and its Subsidiaries, taken as a whole. All taxes and other assessments and levies that the Company or any Subsidiary is required to withhold or to collect for payment have been duly withheld and collected and paid to the proper governmental entity or third party when due. There are no tax liens or claims pending or, to the Company's knowledge, threatened against the Company or any Subsidiary or any of their respective assets or property. There are no outstanding tax sharing agreements or other such arrangements between the Company and any Subsidiary or other corporation or entity.

6.12 Title to Properties. Except as disclosed in the Regulator Reports, the Company and each Subsidiary each has good and marketable title to all real properties and all other properties and assets owned by it, in each case free from Liens, claims, and defects that would materially affect the value thereof or materially interfere with the use made or currently planned to be made thereof by them; and except as disclosed in the Regulator Reports, the Company and each Subsidiary hold any leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or currently planned to be made thereof by them.

6.13 ***[Deleted]***.

6.14 Intellectual Property.

(a) All patents of the Company and its Subsidiaries necessary for the conduct of their respective businesses are, to the Company's knowledge, valid and enforceable. No

Intellectual Property of the Company or its Subsidiaries which is necessary for the conduct of Company's and each of its Subsidiaries' respective businesses, as currently conducted or as currently proposed to be conducted, has been or is now involved in any cancellation, dispute or litigation, and, to the Company's knowledge, no such action is threatened. No patent of the Company or its Subsidiaries has been or is now involved in any interference, reissue, re-examination or opposition proceeding.

(b) All of the licenses and sublicenses and consent, royalty or other agreements concerning Intellectual Property which are necessary for the conduct of the Company's or its Subsidiaries' respective businesses, as currently conducted or as currently proposed to be conducted, to which the Company or any Subsidiary is a party or by which any of their assets are bound (other than generally commercially available, non-custom, off-the-shelf software application programs having a retail acquisition price of less than $10,000 per license) (collectively, "License Agreements") are valid and binding obligations of the Company or its Subsidiaries that are parties thereto and, to the Company's knowledge, the other parties thereto, enforceable in accordance with their terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally, and there exists no event or condition which will result in a material violation or breach of or constitute (with or without due notice or lapse of time or both) a default by the Company or any of its Subsidiaries under any such License Agreement.

(c) Except as set forth on Schedule 6.14, to the Company's knowledge, the Company and its Subsidiaries own or have the valid right to use all of the Intellectual Property that is necessary for the conduct of the Company's or its Subsidiaries' respective businesses, as currently conducted or as currently proposed to be conducted, and for the ownership, maintenance and operation of the Company's and its Subsidiaries' properties and assets, free and clear of all Liens, adverse claims or obligations to license all such owned Intellectual Property, other than licenses entered into in the ordinary course of the Company's and its Subsidiaries' businesses. To the Company's knowledge, the Company and its Subsidiaries have a valid and enforceable right to use all third party Intellectual Property used or held for use in the respective businesses of the Company and its Subsidiaries.

(d) Except as set forth on Schedule 6.14, to the Company's knowledge, the conduct of the Company's and its Subsidiaries' businesses, as currently conducted, does not infringe or otherwise impair or conflict with (collectively, "Infringe") any Intellectual Property rights of any third party or any confidentiality obligation owed to a third party, and, to the Company's knowledge, the Intellectual Property of the Company and its Subsidiaries which are necessary for the conduct of Company's and its Subsidiaries' respective businesses, as currently conducted or as currently proposed to be conducted, are not being Infringed by any third party. Except as set forth on Schedule 6.14, there is no litigation or order pending or outstanding or, to the Company's knowledge, threatened or imminent, that seeks to limit or challenge or that concerns the ownership, use, validity or enforceability of any Intellectual Property of the Company and its Subsidiaries and the Company's and its Subsidiaries' use of any Intellectual Property owned by a third party, and, to the Company's knowledge, there is no valid basis for the same.

(e) The consummation of the Contemplated Transactions will not result in the alteration, loss, impairment of or restriction on the Company's or any of its Subsidiaries' ownership or right to use any of the Intellectual Property which is necessary for the conduct of Company's and each of its Subsidiaries' respective businesses, as currently conducted or as currently proposed to be conducted.

(f) The Company and its Subsidiaries have taken reasonable steps to protect the Company's and its Subsidiaries' rights in their Intellectual Property. Each employee, consultant and contractor who has had access to Confidential Information which is necessary for the conduct of Company's and each of its Subsidiaries' respective businesses, as currently conducted or as currently proposed to be conducted, has executed an agreement to maintain the confidentiality of such Confidential Information and has executed appropriate agreements that are substantially consistent with the Company's standard forms thereof. To the Company's knowledge, except under valid, enforceable and comprehensive confidentiality obligations, there has been no material disclosure of any of the Company's or its Subsidiaries' Confidential Information to any third party.

6.15 Environmental Matters. To the Company's knowledge, neither the Company nor any Subsidiary is in violation of any statute, rule, regulation, decision or order of any Governmental Authority or body or any court, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, "Environmental Laws"), owns or operates any real property contaminated with any substance that is subject to any Environmental Laws, is liable for any off-site disposal or contamination pursuant to any Environmental Laws, or is subject to any claim relating to any Environmental Laws, which violation, contamination, liability or claim has had or could reasonably be expected to have a Material Adverse Effect, individually or in the aggregate; and there is no pending or, to the Company's knowledge, threatened investigation that might lead to such a claim.

6.16 Litigation.

(a) Except as described on Schedule 6.16, there are no pending actions, suits or proceedings against or affecting the Company, its Subsidiaries or any of its or their properties; and to the Company's knowledge, no such actions, suits or proceedings are threatened or contemplated.

(b) Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any action, suit, proceeding, or investigation involving a claim of violation of or liability under securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is no pending or contemplated investigation by the SEC or ASIC involving the Company or any current or former director or officer of the Company. Neither ASIC nor the SEC have issued any stop order or other order suspending the effectiveness of, respectively, any prospectus or registration statement filed by the Company or any Subsidiary.

6.17 Compliance. Except as described on Schedule 6.17, neither the Company nor any Subsidiary (a) is in default under or in violation of (and no event has occurred that has not been

waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (b) is in violation of any order of any court, arbitrator or Governmental Authority, or (c) is or has been in violation of any statute, rule or regulation of any Governmental Authority, including, without limitation, all foreign, federal, state and local laws applicable to its business and all such laws that affect the environment, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

6.18 ***[Deleted]***.

6.19 ***[Deleted]***.

6.20 Brokers and Finders. No person will have, as a result of the Contemplated Transactions, any valid right, interest or claim against or upon the Company, any Subsidiary or an Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company, other than as described in Schedule 6.20.

6.21 No Directed Selling Efforts or General Solicitation; Regulation S.

(a) Neither the Company, nor, to its knowledge, any person acting on its behalf, has conducted any general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of any of the Securities.

(b) All solicitations, offers and sales, in respect of each Investor who is not a U.S. Person, occurred in an offshore transaction, as defined under Regulation S, outside of the U.S.

(c) To the Company's knowledge there have been no directed selling efforts in the U.S., as defined under Regulation S.

6.22 No Integrated Offering. Neither the Company nor any of its Affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security of the Company or solicited any offers to buy any security, or plans to conduct such offers or solicitations, in a manner, or under circumstances, that (a) would adversely affect reliance by the Company on the provisions of the Securities Act for the exemption from registration for the transactions contemplated hereby or (b) would require registration of the Securities under the Securities Act or (c) would cause such offer or solicitation, to be deemed integrated with the offering of the Securities, whether under the Listing Rules, the NASDAQ Rules, the Securities Act, or otherwise.

6.23 Private Placement. Provided that the Investors' representations and warranties in Sections 7.3, 7.4, 7.5, 7.6, 7.8 and 7.9 are true and correct, the offer and sale of the Securities to the Investors, as contemplated hereby, is exempt from the registration requirements of the Securities Act. No prospectus is required to be issued under the Corporations Act (a) in respect

of the offer and sale of the Securities to the Investors, provided that the Investors' representation and warranty in Section 7.8(b) is true and correct, (b) in respect of any sale by any Investors of any Investors' Shares, provided that a Cleansing Statement is issued in accordance with Section 2, and (c) in respect of any sale by any Investors of any Option Shares, provided that Cleansing Statements are issued in accordance with Section 8.14 or otherwise except as expressly set forth therein.

6.24 ***[Deleted]***.

6.25 ***[Deleted]***.

6.26 ***[Deleted]***.

6.27 Disclosures. The written materials delivered by the Company to either of HPC or the Investors in connection with the transactions contemplated by the Agreement, if any (the "Materials"), when read and considered together with the Regulator Reports, (a) do not contain any untrue statement of a material fact, or (b) omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

6.28 Foreign Private Issuer. The Company is a "foreign private issuer" as that term is defined in Rule 405 under the Securities Act.

6.29 SUSMI.

(a) The securities exchanges and inter-dealer quotation systems in the United States in the aggregate did not constitute the single largest market for the Company's equity securities in the Company's prior fiscal year.

(b) Either (i) less than twenty percent (20%) of all trading in the Company's equity securities took place in, on or through the facilities of securities exchanges and inter-dealer quotation systems in the United States or (ii) no less than fifty-five (55%) of such trading took place in, on or through the facilities of the ASX in the Company's prior fiscal year.

6.30 Exchange Notices. Except as set forth on Schedule 6.30, the Company is in compliance with all listing and maintenance requirements of the ASX and NASDAQ.

6.31 No Registration Rights. Except as set forth on Schedule 6.31, no Person has any right to require the Company to effect a registration under the Securities Act of any securities of the Company.

6.32 Continuous Disclosure. The Company is not in breach of its continuous disclosure obligations under the Listing Rules and the Corporations Act.

6.33 Entitlement to Rely on Disclosure Exemption. The Company and the Investors are entitled to rely on the sale offer exemption under s708A(5) of the Corporations Act in respect of the Investors' Shares, in that, in particular:

(a) for 12 months preceding the Closing Date the Shares were quoted on the ASX at all times, without suspension for more than five trading days, as defined under the Listing Rules;

(b) no exemption under Section 111AS or Section 111AT of the Corporations Act applied to the Company, or any director or auditor of the Company, during the 12 months preceding the Closing Date;

(c) no order under Section 340 or Section 341 of the Corporations Act applied to the Company, or any director or auditor of the Company, during the 12 months preceding the Closing Date; and

(d) there exist no circumstances that would cause ASIC to make a determination under Section 708A(2) of the Corporations Act.

6.34 ***[Deleted].***

6.35 Self-Reliance. The Company's decision to enter into this Agreement has been based solely on its own evaluation of the Contemplated Transactions. The Company has been represented and advised by advisors of their own choice, including financial advisors, tax advisors and legal counsel, who have assisted the Company in understanding and evaluating the risks and merits associated with the Contemplated Transactions.

6.36 Regulation M Compliance. The Company has not, and to its knowledge no one acting on its behalf has, (a) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company, (b) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any security of the Company, or (c) paid or agreed to pay to any person any compensation for soliciting another to purchase any securities of the Company; other than, in the case of clauses (b) and (c), compensation paid HPC in connection with the placement of the Securities.

6.37 Non-Public Information. Neither the Company nor any person acting on its behalf has provided any of the Investors or their agents, representatives or counsel with any information that the Company believes constitutes material non-public information, and, to the Company's knowledge, no Investor possesses any material non-public information.

7. Representations and Warranties of the Investors. Each of the Investors hereby severally, and not jointly, represents and warrants to the Company that:

7.1 Organization and Existence. Except where the Investor is an individual, the Investor is a validly existing corporation, limited partnership or limited liability company and has all requisite corporate, partnership or limited liability company power and authority to enter into and consummate the Contemplated Transactions and otherwise to carry out its obligations hereunder.

7.2 Authorization. The execution, delivery and performance by the Investor of the Agreement have been duly authorized and will each constitute the valid and legally binding obligation of the Investor, enforceable against the Investor in accordance with its terms, subject

to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors' rights generally.

7.3 Purchase Entirely for Own Account. The Securities will be acquired for the Investor's own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act or the Corporations Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act or the Corporations Act, without prejudice, however, to such Investor's right at all times to sell or otherwise dispose of all or any part of the Securities in compliance with applicable Australian and United States federal and state securities laws. Nothing contained herein shall be deemed a representation or warranty by the Investor to hold the Securities for any period of time.

7.4 Investment Experience. The Investor understands that an investment in the Company involves significant risk. The Investor does not require the funds being used to purchase the Securities for its liquidity or other needs, possesses the ability to bear the economic risk of holding the Securities purchased hereunder indefinitely and can afford a complete loss of his or her investment in the Securities. The Investor has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby and has so evaluated the merits and risks of the investment. The Investor's decision to enter into the Agreement has been based solely on its own evaluation of the Contemplated Transactions. The Investor has been represented and advised by advisors of their own choice, including financial advisors, tax advisors and separate legal counsel, who have assisted the Investor in understanding and evaluating the risks and merits associated with the Contemplated Transactions.

7.5 Disclosure of Information. The Investor has had an opportunity to receive all information related to the Company requested by it and to ask questions of, and receive answers from, the Company, regarding the Company, its business and the terms and conditions of the offering of the Securities. Neither such inquiries nor any other due diligence investigation conducted by the Investor shall modify, amend or affect the Investor's right to rely on the Company's representations and warranties contained in this Agreement; and no Investor shall be adversely affected by, or have any liability to the Company in connection with, the Investor's failure to exercise reasonable or any other degree of care during the course of negotiating this Agreement or considering the transactions hereunder. The Investor understands that nothing in this Agreement or any other materials presented to the Investor in connection with the Contemplated Transactions constitutes legal, tax or investment advice. The Investor has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with the Contemplated Transactions.

7.6 Restricted Securities. The Investor understands that (a) the Securities have not been registered under the Securities Act or any applicable state securities law, (b) the Securities are characterized as "restricted securities" under the U.S. federal securities laws, (c) under such laws and applicable regulations, the Securities may be resold without registration under the Securities Act only in certain limited circumstances, (d) to the extent to which an Investor is not a U.S. Person, as defined in Rule 902(k) of Regulation S under the Securities Act (a "U.S. Person"), the Securities purchased by the Investor hereunder may not be re-sold in the United

States or to U.S. Persons within the applicable distribution compliance period unless such Securities are registered or an exemption from registration is available. The Company has made no representations as to applicability or availability of such limited circumstances or the Investors' ability to resell the Securities to U.S. Persons or otherwise. All subsequent offers and sales of the Investors' Shares, the Options and/or the Option Shares by the Investor shall be made (x) pursuant to registration of the Investors' Shares, the Options or the Option Shares under the Securities Act or pursuant to an exemption from registration and (y) in compliance with applicable blue sky laws and regulations.

7.7 Uncertificated Securities. It is understood that the Securities are uncertificated, consistent with the Australian practice, and their ownership is evidenced by entry on the securities registers maintained by a third party and receipt of a statement therefrom. It is further understood that, as a result of the uncertificated status of the securities, no re-sale restriction legends of the kind customary in the United States will be available for review to potential third party purchasers of the Securities.

7.8 Accredited Investor. The Investor is, was as at the earlier of the times at which it was offered the Securities or solicited to offer to purchase the Securities, and expects that, on each date on which it will exercise its Options, it will continue to be:

(a) an "Accredited Investor," as defined in Rule 501(a) of Regulation D, as amended, under the Securities Act; or

(b) if the Investor receives any offer or a solicitation to purchase the Securities within a jurisdiction to which Chapter 6D of the Corporations Act applies, a person satisfying the requirements of section 708(8) of the Corporations Act (a "Sophisticated Investor") and/or a "Professional Investor," as defined under the Corporations Act; who is also not a U.S. Person; or

(c) (i) not a U.S. Person, (ii) the Investor receives any offer or a solicitation to purchase the Securities outside the jurisdiction to which Chapter 6D of the Corporations Act applies, and (iii) the Investor is a person to whom an offer or a solicitation to purchase the Securities may be lawfully made under applicable law.

7.9 No General Solicitation. The Investor did not learn of the investment in the Securities as a result of any public advertising or general solicitation.

7.10 Brokers and Finders. No Person will have, as a result of the transactions contemplated by the Agreement, any valid right, interest or claim against or upon the Company, any Subsidiary or an Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Investor.

7.11 Prohibited Transactions.

(a) Subject to the provisions of Section 7.11(b), commencing at the time that the Investor or its Affiliates first became aware of the possibility of the Contemplated Transactions and ending at the Execution Date, neither the Investor nor any Affiliate of the Investor which (i) had knowledge of the transactions contemplated hereby, (ii) has or shares discretion relating to the Investor's investments or trading or information concerning the

Investor's investments, including in respect of the Securities, or (iii) is subject to the Investor's review or input concerning such Affiliate's investments or trading (collectively, "Trading Affiliates") has, directly or indirectly, effected or agreed to effect any transaction, including any short sale, whether or not against the box, established any "put equivalent position" (as defined in Rule 16a-1(h) under the 1934 Act) with respect to the Shares, the American Depositary Receipts, or the Company's securities trading on any other trading market (the Shares, the American Depositary Receipts and such securities, together, the "Traded Securities"), granted any other right (including, without limitation, any put or call option) with respect to the Traded Securities, or with respect to any security that includes, relates to or derived any significant part of its value from a Traded Security, or otherwise sought to hedge its position in the Securities (each, a "Prohibited Transaction"). The Investor acknowledges that the representations, warranties and covenants contained in this Section 7.11 are being made for the benefit of the Investors as well as the Company and that each of the other Investors shall have an independent right to assert any claims against the Investor arising out of any breach or violation of the provisions of this Section 7.11, in accordance with the terms of the Agreement.

(b) Notwithstanding anything contained in Section 7.11(a), in the case of an Investor or its Affiliate that is a multi-managed investment vehicle, whereby separate portfolio managers manage separate portions of the Investor's assets, and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of the Investor's or the Affiliate's assets, the representation set forth in Section 7.11(a) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities.

7.12 Statutory Disqualification. The Investor is not subject to a statutory disqualification as set forth in Section 3(a)(39) of the 1934 Act.

7.13 Australian Foreign Investment Review Board Approval. The acquisition of the Investors' Shares will not require the Investor to seek prior approval of the Foreign Investment Review Board under Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) (the "FATA").

7.14 Takeover Threshold.

(a) As a result of the issuance of the Investors' Shares, no Investor shall have acquired a relevant interest in Shares which causes the voting power in the Company of any of the Investors, or an associate (as defined in the Corporations Act) of an Investor, to exceed 20%, or to increase from a starting point that is above 20% and below 90%.

(b) The Investor understands that if, as a result of any of the Contemplated Transactions, an Investor will acquire a relevant interest in Shares which causes the voting power the Investor or its associates (as defined in the Corporations Act) in the Company to exceed 20%, or to increase from a starting point that is above 20% and below 90%, and there is no relevant exception to the acquisition of the relevant Shares under the Corporations Act, the Investor may not acquire the relevant Shares until and unless approval, by the requisite majority of the shareholders of the Company, of the acquisition of the relevant Shares shall have been granted at

a general meeting of the shareholders of the Company, in accordance with the Corporations Act and the Listing Rules.

7A. Terms of the Options.

7A.1 Nature of Options.

(a) Each Option shall grant the holder of that Option the right, but not the obligation, to purchase from the Company, one Option Share, at an exercise price per Option Share equal to the Purchase Price (the "Per Share Exercise Price").

(b) Each Option shall be exercisable, by the Option holder complying with its obligations under Sections 7A.2(a) and 7A.2(b), at any time after the Closing and prior to the fourth anniversary date of the Closing Date (the "Expiration Date"), after which time it will lapse.

(c) Except as expressly provided in this Section 7A, the holder of an Option shall not have any right to participate in any subsequent offering of Shares or equivalent securities in the Company, without first exercising that Option.

(d) The Company shall grant each Investor Options at the rate of one Option for every two Investors' Shares.

7A.2 Exercise of Options. Without limiting the generality of the other provisions of the Agreement, an Option holder may exercise any of its Options, in such number determined by the Option holder in its sole discretion, subject to the limitations set forth herein, at any time prior to its or their expiration, by delivery of (a) a copy, whether facsimile or otherwise, of a duly executed Option exercise form in the form attached hereto as Appendix C (the "Exercise Form") to the Company during normal business hours on any business day (as defined under the Listing Rules) at the Company's principal executive offices (or such other office or agency of the Company as it may designate by notice to the Option holder), and (b) payment of an amount equal to the Per Share Exercise Price multiplied by the number of Option Shares in respect of which the Options are being exercised at the time (the "Exercise Price"), by wire transfer to the account specified by the Company from time to time or by bank draft delivered to the Company during normal business hours on any business day (as defined under the Listing Rules) at the Company's principal executive offices (or such other office or agency of the Company as it may designate by notice to the Option holder). As soon as reasonably practicable, but in any event no later than one trading day (as defined in the Listing Rules) after receipt of a duly completed Exercise Form and the payment referred to in the foregoing sentence, the Company shall cause its Share registrar to (a) issue the Option Shares that are, in accordance with the terms hereof, subject to the exercise of the Options and (b) provide to the Investor holding statements evidencing that the Option Shares have been recorded on the Share register.

7A.3 Exercise Limitations. The Company shall not effect any exercise of any Option, and the Option holder shall not have the right to exercise any Options, if:

(a) after giving effect to an issuance of Option Shares following the exercise, (i) the Option holder and its associates (as defined in the FATA) would have a controlling

interest (as defined in the FATA), and (ii) the Option holder is a foreign person for the purposes of the FATA; until and unless:

(x) the Option holder has received the Treasurer's Advice;

(y) the period provided under the FATA, during which the Treasurer may make an order under the FATA (including an interim order under Section 22 thereof) in relation to the acquisition of the Option Shares, has passed without such an order being made; or

(z) if an interim order under Section 22 of the FATA has been made, the subsequent period under the FATA for making a final order prohibiting the acquisition of the Securities has passed without a final order being made; or

(b) (i) the voting power of an Investor, or any associates (as defined in the Corporations Act) of an Investor, in the Company would exceed 20%, or would increase from a starting point that is above 20% and below 90%, and (ii) there is no relevant exception to the acquisition of the relevant Shares under the Corporations Act; until and unless approval, by the requisite majority of the shareholders of the Company, of the acquisition of the Option Shares has been granted at a general meeting of the shareholders of the Company, in accordance with the Corporations Act and the Listing Rules.

7A.4 ***[Deleted].***

7A.5 Bonus Issues. If, prior to an exercise of an Option, the Company makes an issue of Shares by way of capitalization of profits or out of its reserves (other than pursuant to a dividend reinvestment plan), pursuant to an offer of such Shares to at least all the holders of Shares resident in Australia, then on exercise of the Option, the number of Shares over which an Option is exercisable is increased by the number of Shares which the holder of the Option would have received if the Option had been exercised before the date on which entitlements to the issue were calculated.

7A.6 Rights Issues. If, prior to an exercise of an Option, any offer or invitation is made by the Company to at least all the holders of Shares resident in Australia for the subscription for cash with respect to Shares, options or other securities of the Company, the Per Share Exercise Price shall be reduced as specified in the Listing Rules in relation to pro-rata issues (except bonus issues).

7A.7 Reconstruction of Capital. In the event of a consolidation, subdivision or similar reconstruction of the issued capital of the Company, and subject to such changes as are necessary to comply with the Listing Rules applying to a reconstruction of capital at the time of the reconstruction:

(c) the number of the Option Shares to which each Option holder is entitled on exercise of the outstanding Options shall be reduced or increased in the same proportion as, and the nature of the Option Shares shall be modified to the same extent that, the issued capital of the Company is consolidated, subdivided or reconstructed (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the consolidation, subdivision or reconstruction); and

(d) an appropriate adjustment shall be made to the Per Share Exercise Price of the outstanding Options, with the intent that the total amount payable on exercise of the Options shall not alter.

7A.8 ***[Deleted].***

7A.9 ***[Deleted].***

7A.10 Cumulative Adjustments. Full effect shall be given to Sections 7A.5 to 7A.7, as and when occasions of their application arise and in such manner that the effects of the successive applications of them are cumulative, the intention being that the adjustments they progressively effect will be such as to reflect, in relation to the Option Shares issuable on exercise of the Options outstanding, the adjustments which on the occasions in question are progressively effected in relation to Shares already on issue.

7A.11 Notice of Adjustments. Whenever the number of Option Shares or the Per Share Exercise Price is adjusted pursuant to this Agreement, the Company shall give notice of the adjustment to all the Option holders, within three Business Days thereof.

7A.12 Redemption. The Options shall not be redeemable by the Company.

7A.13 Transfer. The Options are not transferable, except pursuant to an exemption from registration under the Securities Act and, if transferred to a person resident or incorporated in Australia, pursuant to an exemption from registration under the Securities Act and to Sophisticated Investors and/or "Professional Investors," as that term is defined under the Corporations Act.

8. Additional Covenants and Agreements.

8.1 Ranking of the Investors' Shares. The Investors' Shares shall rank equally in all respects with the existing Shares on the date of issue of the Investors' Shares, and the Option Shares shall rank equally in all respects with the existing Shares on the date of issue of the Option Shares.

8.2 ***[Deleted].***

8.3 No Conflicting Agreements. The Company will not take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with the Company's obligations to the Investors under the Agreement.

8.4 ***[Deleted]***.

8.5 Compliance with Laws. The Company will comply in all material respects with all applicable laws, rules, regulations, orders and decrees of all Governmental Authorities and, for as long as the Shares are listed on the ASX, the Listing Rules. The Investors shall at all times comply with all of the provisions of the Corporations Act, the Securities Act and the 1934 Act.

8.6 ***[Deleted]***.

8.7 Consents; Approvals. The Parties shall coordinate and cooperate with each other and shall each use their commercially reasonable best efforts to obtain (and shall each refrain from taking any willful action that would impede or delay obtaining) all consents, waivers, approvals, authorizations and orders needed to consummate the Contemplated Transactions, including, without limitation, all shareholder approvals referred to herein; and the Company shall make all payments necessary to obtain consents, waivers, approvals, authorizations and orders of third parties needed to consummate the Contemplated Transactions.

8.8 Further Assurances. The Parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the Contemplated Transactions and to evidence the fulfillment of the agreements herein contained. Without limitation of the foregoing, the Company shall exercise its commercially reasonable efforts to procure Share holder approval in the circumstances referred to in Section 7.14.

8.9 Form D; Blue Sky Filings. The Company shall timely file a Form D with respect to the Securities, as required under Regulation D, and shall provide a copy thereof, promptly upon request of any Investor.

8.10 Reports. As long as any Investor owns any Securities, the Company covenants to use good faith commercially reasonable efforts to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the Execution Date pursuant to applicable law. As long as any Investor owns any Securities, if the Company is not required to file reports pursuant to the 1934 Act, it will prepare and make publicly available, in accordance with Rule 144(c), such information as is required for the Investors to sell the Securities within the United States under Rule 144. The Company further covenants that it will take such further action as any holder of the Securities may reasonably request, to the extent required from time to time to enable such person to sell such Securities within the United States without registration under the Securities Act within the requirements of the exemption provided by Rule 144.

8.11 Integration. Neither the Company nor any of its Affiliates, nor any person acting on its or their behalf shall, directly or indirectly, make any offers or sales of any security of the Company or solicit any offers to buy any security, or plan to conduct such offers or solicitations, in a manner, or under circumstances, that (a) will adversely affect reliance by the Company on the provisions of the Securities Act for the exemption from registration for the transactions contemplated hereby, or (b) will require registration of the Securities under the Securities Act.

8.12 ASX Listing; Registration Rights in the Event of Delisting from the ASX.

(a) The Company shall ensure that the Shares remain continuously quoted on the ASX without suspension for more than five trading days (as defined in the Listing Rules) in any 12 month period, until the Filing Date.

(b) At any time after the Closing Date, the Company may give notice (the "Registration Rights Notice") to each Investor that it desires to enter into a registration rights agreement with the Investors. If the Company gives the Registration Rights Notice, the

Company and each Investor that holds any Investors' Shares, Option Shares and/or Options (collectively, the "Remaining Investors") shall use commercially reasonable efforts to enter into, within thirty (30) days of the date of receipt of the Registration Rights Notice by all the Remaining Investors (the "Notice Date"), a registration rights agreement (the "Registration Rights Agreement") on terms customary for transactions of the kind contemplated, including, without limitation, the following terms:

(i) the Company will prepare and file with the SEC a registration statement on such form as is available to effect a registration for resale of the Registrable Securities, covering the resale of all of the Registrable Securities (the "Registration Statement"), and use commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable;

(ii) the Company will pay all expenses associated with the registration, including, without limitation, filing and printing fees, the Company's counsel and accounting fees and expenses, costs, if any, associated with clearing the Registrable Securities for sale under applicable state securities laws, listing fees, reasonable fees and expenses of one counsel to the Remaining Investors and the Remaining Investors' reasonable expenses in connection with the registration, but excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals with respect to the Registrable Securities being sold;

(iii) in the event that (x) a Registration Statement is not declared effective by the SEC prior to the earlier of (A) five (5) Business Days after the SEC shall have informed the Company that no review of the Registration Statement will be made or (B) the 60th day after the Filing Date or, if the SEC staff comment on, or indicate that it will comment on, the Registration Statement, the 120th day after the Filing Date, or (y) after the Registration Statement has been declared effective by the SEC, sales cannot be made pursuant to the Registration Statement for any reason (including without limitation by reason of a stop order, or the Company's failure to update the Registration Statement), but excluding the inability of any Remaining Investor to sell the Registrable Securities covered thereby due to market conditions or an Allowable Grace Period, then the Company will make pro rata payments to each Remaining Investor, as liquidated damages and not as a penalty, in an amount equal to 1% of the sum total of that Remaining Investor's Purchase Price Amount and Exercise Price in respect of the Registrable Securities, for each 30-day period or pro rata for any portion thereof following the date by which such Registration Statement should have been effective, with a maximum penalty of 10% of the Purchase Price Amount;

(iv) the Company shall have the right to delay, including, without limitation, by delaying the filing or effectiveness of a Registration Statement, the disclosure of material, non-public information concerning the Company the disclosure of which at the time is not, in the reasonable opinion of the Company in the best interest of the Company and, as applicable, suspend sales of Registrable Securities under an effective Registration Statement or suspend trading of its securities on any exchange; provided, that (x) no such delay or suspension in respect of trading on the ASX shall exceed 5 trading days (as defined in the Listing Rules) in any 12 month period, and (y) no such delay or suspension in respect of trading on any exchange other than the ASX (a "Grace Period") shall exceed 15 consecutive days and during any 365 day

period such Grace Periods shall not exceed an aggregate of 45 days (an "Allowable Grace Period");

(v) the Company will use commercially reasonable efforts to cause the Registration Statement with respect to each Remaining Investor to remain continuously effective for a period (the "Effectiveness Period") that will terminate, with respect to any Remaining Investor, upon the earlier of (x) the date on which all the Registrable Securities of such Remaining Investor have been sold and (y) the date on which all the Registrable Securities of such Remaining Investor may be sold in any three (3) month period pursuant to Rule 144, and will advise each Remaining Investor when the Effectiveness Period has expired with respect to such Remaining Investor;

(vi) the Company will provide copies to and permit counsel designated by the Remaining Investors to review the Registration Statement and all amendments and supplements thereto no fewer than five (5) Business Days prior to their filing with the SEC and not file any document to which such counsel reasonably objects;

(vii) the Company will use commercially reasonable efforts to cause the Registrable Securities to be listed on NASDAQ;

(viii) to the extent it is required to do so, the Company shall make the NASD Rule 2710 filing with the NASD concurrently with the Company's initial filing of the Registration Statement with the SEC; and

(ix) each Remaining Investor shall (A) furnish to the Company such information regarding itself, the Registrable Securities, other securities of the Company held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably requested by the Company to effect and maintain the effectiveness of the Registration Statement, (B) execute such documents in connection with such Registration Statement as the Company may reasonably request and (C) immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement during any valid Grace Period or otherwise upon notice from the Company of (x) the issuance of any stop order or other suspension of effectiveness of a Registration Statement by the SEC, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction by the applicable regulatory authorities or (y) the happening of any event, as promptly as practicable after becoming aware of such event, as a result of which the prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (y) the failure of the prospectus included in a Registration Statement, as then in effect, to comply with the requirements of the Securities Act until such Investor's receipt of a supplemented or amended prospectus or receipt of notice that no supplement or amendment is required.

8.13 Continuous Disclosure. The Company shall comply with its continuous disclosure obligations under the Corporations Act and the Listing Rules.

8.14 Future Cleansing Statements. For as long as the Shares are listed on the ASX:

(a) No later than five (5) business days (as defined in the Corporations Act) after the issuance of any Option Shares, the Company shall (i) issue, if permitted by applicable law, a Cleansing Statement and (ii) notify the Investor to whom the Option Shares have been issued that it has issued such Cleansing Statement. The Company shall use its commercially reasonable efforts to ensure that it is able to issue Cleansing Statements at all times until all the Options have been exercised.

(aa) Subject to the provisions of section 8.14(e), prior to receipt of the Exercise Form and the Exercise Price in respect of Option Shares, an Investor may request of the Company, and the Company must advise that Investor within the next Business Day of the Investor's request, whether the Company will be in a position to issue a Cleansing Statement in accordance with Section 8.14(a).

(b) Subject to the provisions of Section 8.14(e), notwithstanding receipt of the Exercise Form and Exercise Price in respect of Option Shares, if an issue of a Cleansing Statement referred to in Section 8.14(a) would require the Company to disclose information not otherwise required to be disclosed because of an exception in Listing Rule 3.1A in accordance with Section 708A(6)(e) of the Corporations Act, the Company shall, unless instructed otherwise by the Option holder exercising the Options, delay the issuance of the Option Shares for a period not exceeding fifteen (15) consecutive days after receipt by the Company of the Exercise Form (the "Delay Period"); provided, that during any 365-day period, the aggregate number of days in the Delay Periods shall not exceed forty-five (45) days. If an Investor elects to exercise its Options at any point within 15 days prior to the Expiration Date, that Investor may revoke its Exercise Form and be entitled to a refund of the Exercise Price paid, at any point until such time as those Option Shares are issued by the Company.

(c) Subject to the provisions of Section 8.14(e), if an issue of a Cleansing Statement referred to in Section 8.14(a) would (i) not be permitted under applicable law, or (ii) would not result in the Option Shares to which such Cleansing Statement would relate, being eligible to be freely and immediately traded on the ASX by the Investor or Investors, the Company shall as soon as practicable, but in any event no later than twenty (20) Business Days after receipt by the Company of the Exercise Form and Exercise Price for the Option Shares, lodge with the ASIC a disclosure document for the purposes of Chapter 6D of the Corporations Act (a "Disclosure Document") covering the Option Shares to which the Cleansing Statement would have related and indemnify and hold harmless the relevant Investor or Investors against any liability in respect of the Disclosure Document. Notwithstanding the foregoing sentence, the Company (i) shall not be required to issue any such Disclosure Document or any Option Shares corresponding to such Disclosure Document during any Delay Period, (ii) shall not be required to issue the Option Shares until the Disclosure Document has been lodged with ASIC, and (iii) shall not be required to lodge more than one Disclosure Document with ASIC during any ninety (90) day period, including, without limitation, all disclosure documents for the purposes of Chapter 6D of the Corporations Act required to be issued pursuant to any registration rights agreement, note, warrant or other agreement or security to which the Company is a party (provided, however, that (x) not later than ten (10) Business Days prior to the date on which it proposes to lodge any such disclosure document (the "Disclosure Document Lodging Date"), the Company shall notify the Investors of such Disclosure Document Lodging Date and (y) the Company shall cover in such disclosure document a sale of such Option Shares (A) as any of the

Investors may choose to describe in a notice to the Company that any of the Investors may give no later than five (5) Business Days prior to the Disclosure Document Lodging Date, and (B) for which the Company shall have received an Exercise Notice or Exercise Notices and the Exercise Price no later than two (2) Business Days prior to the Disclosure Document Lodging Date).

(d) Subject to the provisions of Section 8.14(e), on each occasion on which the Company issues any Option Shares, the Company will (i) within two (2) trading days (as defined under the Listing Rules) following the issuance of any Option Shares, apply to the ASX for unconditional admission to trading of the Option Shares, and (ii) take all reasonable measures to ensure that, from the time of issue of the Option Shares, the Option Shares are eligible to be freely and immediately traded on the ASX.

(e) In the event that the Company elects to delay the issuance of any Option Shares pursuant to Sections 8.14(b) or (c), the Company shall notify the Investor of the delay and the length thereof. If, at any time during such delay, the Investor notifies the Company in writing that it wishes to exercise its right to exercise its Options, notwithstanding such delay, the Company will issue the relevant Option Shares to the Investor, it being understood that any Option Shares thus issued will not be covered by a Cleansing Statement or a Disclosure Document and consequently may not, to the extent limited as provided in the Corporations Act, for a period of up to twelve (12) months from the date of their issuance of the Disclosure Document under section 8.14(c) or sooner upon lodgment of the Disclosure Document under section 8.14(c), be sold or transferred, or have any interest in, or option over, them granted, issued or transferred.

(f) Notwithstanding anything contained in this Section 8.14 and Section 7A and the tendering of the Exercise Form and Exercise Price by the Option holder for the purpose of exercising Options in accordance with the requirements of Section 7A.2, unless required otherwise by the Option holder in the Option holder's sole discretion, the Company shall not issue the Option Shares relating to the Exercise Form until the trading day (as defined in the Listing Rules) immediately preceding the date on which the Option Shares required to be issued under the Exercise Form become eligible to be freely and immediately traded on the ASX.

(g) Where the Company has delayed the issuance of any Option Shares pursuant to this Section 8.14, the period determined under Section 7A.2 under which the Company would otherwise have been required to issue the Option Shares will be extended until such time as is necessary for the Option Shares to be issued under this Section 8.14, notwithstanding the fact that such time may occur later than the fourth anniversary of the Closing Date.

8.15 <u>Conduct of the Business Prior to Closing</u>. Except as otherwise expressly contemplated by this Agreement or set forth in Schedule 8.15, between the Execution Date and the Closing:

(a) the Company will, and will cause each of its Subsidiaries to, (x) conduct its and their business in all material respects as it is conducted in the ordinary course of business, consistent with past practice, and in accordance with applicable law, with no less diligence and effort than would be applied in the absence of this Agreement, and (y) use commercially

reasonable efforts to maintain relations and goodwill with suppliers, customers, landlords and creditors thereof in the ordinary course of business consistent with past practice;

(b) the Company will not, and will cause its Subsidiaries not to, without the prior written consent of the Investors, which will not be unreasonably withheld or delayed:

(i) amend or otherwise modify the organizational documents of the Company or any of its Subsidiaries;

(ii) issue, sell, contract to issue or sell, pledge, dispose of, grant, encumber or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (1) any equity interests of the Company or any of the Subsidiaries, (2) any options, warrants, convertible securities or other rights of any kind to acquire any equity interest, or any other ownership interest, of the Company or any of the Subsidiaries, or (3) any material portion of the assets of the Company or any of the Subsidiaries;

(iii) reclassify, combine, split, subdivide, redeem, purchase, or otherwise acquire, directly or indirectly, any of the securities of the Company or the Subsidiaries;

(iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Subsidiaries or otherwise permit the corporate existence of the Company or any of the Subsidiaries or the rights or franchises or any license, permit or authorization under which the business of the Company or any of the Subsidiaries operates, to be suspended, lapsed or revoked; or

(v) agree to do any of the foregoing.

8.16 Acknowledgement Regarding Investors' Trading Activity. Subject to the Corporations Act and ASX Market Rules, the Investors may purchase and/or sell, long or short, securities of the Company and "derivative" securities based on the Company's securities, and hold or not hold the Securities for any term, except in the period commencing on the Execution Date and ending on the Closing Date. The Company acknowledges and agrees that past and/or future open market and other transactions by any Investor, including, without limitation, short sales, before or after the Closing, may negatively impact the market price of the Company's publicly-traded securities. No Investor shall be deemed to have any affiliation with or control over any arm's length counter-party in any "derivative" transaction based on the Company's securities. Subject to applicable securities laws, other than in the period commencing on the Execution Date and ending on the Closing Date, any Investor may engage in hedging activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Option Shares deliverable with respect to the Options is being determined, notwithstanding the fact that such hedging activities could reduce the value of the existing Share holders' equity interests in the Company at and after the time that the hedging activities are being conducted.

8.17 ***[Deleted].***

8.18 Quotation. The Company shall take all action necessary to ensure the quotation of the Investors' Shares and the Option Shares on the ASX, immediately after their issue to the Investors.

9. Survival and Indemnification.

9.1 Survival. The representations and the warranties contained in this Agreement shall survive the Closing for a period of four years therefrom. The covenants and agreements (other than the representations and the warranties) contained in this Agreement shall survive the Closing and shall continue until all obligations with respect thereto shall have been performed or satisfied or shall have been terminated in accordance with their terms.

9.2 Indemnification by the Company. No Category One Indemnified Person, as defined below, shall be liable to the Company, and the Company shall indemnify and hold harmless each of the Investors, their Affiliates, the respective directors, officers, shareholders, partners, employees, attorneys, agents and permitted successors and assigns of any of the foregoing (each, a "Category One Indemnified Person" and, collectively, the "Category One Indemnified Persons"), from and against any and all losses, claims, damages, liabilities, awards, demands, and expenses (including, without limitation, all judgments, amounts paid in settlements, reasonable attorney fees and disbursements and other expenses incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened, and the costs of enforcement thereof) (collectively, "Losses"), that arise out of, or relate to, or are incurred in connection with, any of the following:

(a) a breach or non-performance by the Company of its covenants under this Agreement,

(b) a breach or an inaccuracy of any of the Company's representations or warranties made in this Agreement,

(c) (i) an untrue statement made in the Materials, when read and considered together with the Regulator Reports, of a material fact in relation to the Contemplated Transaction or the Company, or (ii) any non-disclosure of any material fact, required by law to be disclosed by the Company to the Investors in relation to the Contemplated Transaction or necessary to make the statements in the Materials, when read and considered together with the Regulator Reports, in light of the circumstances under which they were made, not misleading, and

(d) any action instituted against a Category One Indemnified Person by any security holder of the Company who is not an Affiliate of the Category One Indemnified Person, with respect to, or in connection with, any of the Contemplated Transactions (unless such action is based upon any agreements or understandings such Category One Indemnified Person may have with the security holder, or any violations by the Category One Indemnified Person of the Australian or the United States state or federal securities law or any conduct by the Category One Indemnified Person which constitutes fraud, gross negligence, willful misconduct or malfeasance);

provided, however, that the Company shall not have to indemnify any Category One Indemnified Person for any Losses to the extent that such Losses result from (i) any such Category One Indemnified Person's breach of any representation or warranty contained in this Agreement (other than to the extent to which such representations and warranties are qualified by reference to the accuracy or truthfulness of the Company's representations and/or warranties), (ii) such Category One Indemnified Person's gross negligence, willful default, recklessness or bad faith in performing its obligations under this Agreement, or (iii) the fact that the Category One Indemnified Person's execution, delivery or performance of this Agreement and consummation of the Contemplated Transactions (x) resulted in a violation of the organizational documents of such Category One Indemnified Person, or (y) conflicted with, or constituted a default (or an event which with notice or lapse of time or both would have become a default) under, or give to others, any rights of termination, amendment, acceleration or cancellation of, any other agreement, indenture or instrument to which such Category One Indemnified Person was a party.

9.3 Indemnification by the Investors. No Category Two Indemnified Person, as defined below, shall be liable to any of the Investors, and each Investor shall indemnify and hold harmless each of, the Company, its Affiliates, the respective directors, officers, shareholders, partners, employees, attorneys, agents and permitted successors and assigns of any of the foregoing (each, a "Category Two Indemnified Person" and, collectively, the "Category Two Indemnified Persons") from and against any and all Losses, that arise out of, or relate to, or are incurred in connection with, any of the following:

(a) a breach or non-performance by that Investor of its covenants under this Agreement, and

(b) a breach or an inaccuracy of any of that Investor's representations or warranties made in this Agreement.

10. Miscellaneous.

10.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of the Company and the Investors;

(b) by any Investor, as to the agreements between only that Investor and the Company hereunder, and without any effect whatsoever on the obligations between the Company and the other Investors, by written notice to all the other Parties, if the Closing shall not have occurred within one trading day (as defined in the Listing Rules and during which the Shares were not suspended from trading on the ASX) of the date of this Agreement; provided that the right to terminate this Agreement under this Section 10.1 shall not be available to any Party that is in material breach of or default under this Agreement or whose failure to fulfill any obligation under this Agreement shall have been the principal cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date.

10.2 Effect of Termination. Each Party's right of termination under Section 10.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. Nothing herein shall be deemed to release any Party from any liability for any breach by such Party of the terms and provisions of

this Agreement or to impair the right of any Party to compel specific performance by any other Party of its obligations under this Agreement.

10.3 Successors and Assigns. This Agreement may not be assigned by an Investor without the prior written consent of the Company, or by the Company, without the prior written consent of all the Investors, provided, however, that the Company may assign its rights and delegate its duties hereunder to any surviving or successor corporation in connection with a merger or consolidation of the Company with another corporation, or a sale, transfer or other disposition of all or substantially all of the Company's assets to another corporation, without the prior written consent of the Investors, after notice given by the Company to each Investor. The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the Parties. Nothing in this Agreement shall be construed as restricting any Investor from re-selling any of the Securities or the Options Shares in compliance with applicable law.

10.4 Counterparts; Faxes. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed via facsimile, which shall be deemed an original.

10.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

10.6 Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given as hereinafter described. Specifically, (a) if given by personal delivery, then such notice shall be deemed given upon such delivery, (b) if given by telex or telecopier, then such notice shall be deemed given upon receipt of confirmation of complete transmittal, (c) if given by mail, then such notice shall be deemed given upon the earlier of (i) receipt of such notice by the recipient or (ii) three days after such notice is deposited in first class mail, postage prepaid, and (iii) if given by an internationally recognized overnight air courier, then such notice shall be deemed given one Business Day after delivery to such carrier. All notices shall be addressed to the Party to be notified at the address as follows, or at such other address as such Party may designate by ten days' advance written notice to the other Party:

If to the Company:

pSivida Limited
400 Pleasant Street
Watertown, MA 02472
Attn: General Counsel
Fax: (617) 812-2400

With a copy (with shall not constitute notice) to:

Ropes & Gray LLP
One International Place
Boston, MA 02110
Attn: Craig E. Marcus
Fax:: (617) 951-7050

If to the Investors:

to the addresses set forth on the signature pages hereto.

10.7 Expenses. The Parties shall pay their own costs and expenses in connection herewith. The Company shall reimburse the Investors upon demand for all reasonable out-of-pocket expenses incurred by the Investors, including, without limitation, reimbursement of attorney fees and disbursements, in connection with any amendment, modification or waiver of this Agreement. The Company shall pay all share registry fees, stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Investors.

10.8 Amendments and Waivers. Any term of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Investors. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any Party to exercise any right hereunder in any manner impair the exercise of any such right.

10.9 Publicity. Except as set forth herein, no public release or announcement concerning the Contemplated Transactions shall be issued by the Company or the Investors without the prior consent of the Company (in the case of a release or announcement by the Investors) or the Investors (in the case of a release or announcement by the Company) (which consents shall not be unreasonably withheld or delayed), except as such release or announcement may be required by law or the applicable rules or regulations of any securities exchange or securities market, in which case the Company or the Investors, as the case may be, shall use reasonable efforts to allow the Investors or the Company, respectively, to the extent reasonably practicable in the circumstances, reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the prior sentence, the Company shall be permitted to make a public announcement regarding the signing of this Agreement.

10.10 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof, but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable

law, the Parties hereby waive any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

10.11 Entire Agreement. This Agreement, including the Exhibits and the Disclosure Schedules, constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter hereof.

10.12 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the choice of law principles thereof. Each of the Parties irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each Party anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the Parties irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each Party irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. **EACH OF THE PARTIES WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.**

10.13 Independent Nature of Investors' Obligations and Rights. The obligations of each Investor under this Agreement are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under the Agreement. The decision of each Investor to purchase Securities pursuant to the Agreement has been made by such Investor independently of any other Investor. Nothing contained herein or in the Agreement, and no action taken by any Investor pursuant hereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. Each Investor acknowledges that no other Investor has acted as agent for such Investor in connection with making its investment hereunder and that no Investor will be acting as agent of such Investor in connection with monitoring its investment in the Securities or enforcing its rights under this Agreement. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. The Company acknowledges that each of the Investors has been provided with the same informational materials and with a draft of this Agreement for the purpose of closing a transaction with multiple Investors and not because it was required or requested to do so by any Investor. The Company further acknowledges that no Investor is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Contemplated Transactions or this Agreement.

10.14 ***[Deleted].***

10.15 No Third-Party Beneficiaries. Except as otherwise set forth in Section 9, the Agreement is intended for the benefit of the Parties and their respective successors and permitted assigns only, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

10.16 Rescission and Withdrawal Right. Whenever any Investor exercises a right, election, demand or option under this Agreement, and the Company does not timely perform its related obligations within the periods therein provided, then the Investor may rescind or withdraw, in its sole discretion, upon written notice to the Company, the relevant notice, demand or election in whole or in part, without prejudice to its future actions and rights.

10.17 ***[Deleted]***.

10.18 Interpretation.

(a) As used in this Agreement, references to the Recitals, Sections, Schedules and Exhibits are references, respectively, to the Recitals of, Sections of, Schedules to, and Exhibits to, this Agreement unless otherwise indicated.

(b) The Schedules and Exhibits identified in this Agreement, are incorporated herein by reference and made a part of this Agreement.

(c) This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

[*signature page follows*]

Execution Copy

IN WITNESS WHEREOF, the Parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

The Company:

pSivida Limited

By: ______________________
Name: Paul Ashton
Title: Managing Director

[ ] CAMOFI MASTER LDC

By: ______________________
Name: Jeffrey M. Haas
Title: Authorized Signatory

Purchase Price Amount: US$ 1,000,000
Address for Notice:

____

CAMOFI Master LDC
c/o Centrecourt Asset Management LLC
350 Madison Avenue, 8th Floor
New York, New York 10017

The Investors:

Midsummer Investment, Ltd.

By: /s/ Scott D. Kaufman

Name: Scott D. Kaufman

Title: Managing Director
Midsummer Capital, LLC
Acting as Investment Manager of
Midsummer Investment, Ltd.

Purchase Price Amount: US$1,000,000

Address for Notice:

295 Madison Ave., 38th Floor
New York, NY 10017

The Investors: Hadron Master Fund

By: [signature]
Name: Giuseppe Di Cecio
Title: Portfolio Manager

Purchase Price Amount: US$ 1,000,000.00
Address for Notice:

C/O Hadron Capital LP
23rd Floor
5 Penn Plaza
New York, NY 10001

The Investors:

[**Capital Ventures International**
by: Heights Capital Management, Inc.
its authorized agent

By: _Martin Kobinger_
Name: Martin Kobinger
Title: Investment Manager

Purchase Price Amount: US$ 1,000,000
Address for Notice:

~~**c/o Heights Capital Management**~~
~~**101 California**~~ **Street, Suite 3250**
San Francisco, CA 94111

The Investors:

NITE CAPITAL LP

By: [signature]

Name: Keith A. Goodman

Title: Manager of the General Partner

Purchase Price Amount: US$600,000.00

Address for Notice:

NITE CAPITAL
100 EAST COOK AVENUE, STE 201
LIBERTYVILLE IL 60048

Alpha Capital Anstalt

[ ]

By: ______________________

Name:

Title:

Purchase Price Amount: US$

Address for Notice:

____

____

The Investors: Paul T. Mannion Jr. [770] 992-6900

By: ________________

Name: Paul T. Mannion Jr.

Title:

Purchase Price Amount: US$ 250,000

Address for Notice:

300 Colonial Center Parkway,

Suite 260

Roswell, GA 30076

____

The Investors:

$ 300,000.00.

By: HEADSTART GLOBAL AGGRESSIVE FUND
Name: DAVID BLAIR
Title: DIRECTOR

Purchase Price Amount: US$ [Market - 5 day VWAP]
Address for Notice:

25 EDEN QUAY
DUBLIN 1
IRELAND

The Investors:

$250,000.00.

By: HEADSTART Global FUND
Name: DAVID BLAIR
Title: DIRECTOR

Purchase Price Amount: US$ [Market - 5 day VWAP]
Address for Notice:

25 Eden Quay
DUBLIN 1
IRELAND.

Portside Growth and Opportunity Fund

By: ______________________
Name: Jeffrey C. Smith
Title: Authorized Signatory

Purchase Price Amount: US$ 250,000
Address for Notice:
c/o Ramius Capital Group, L.L.C.
666 Third Avenue, 26th Floor
New York, NY 10017

The Investors:

[ ] KINGSBRIDGE CAPITAL LIMITED

By: [signature]
Name:
Title: ADAM GURNEY
CEO

Purchase Price Amount: US$ 75,000
Address for Notice:

ATTN TONY HILLMAN
KINGSBRIDGE CAPITAL LIMITED
PO BOX 1075
ELIZABETH HOUSE
9 CASTLE STREET
ST. HELIER
JERSEY
JE4 2QP
CHANNEL ISLANDS.